UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Souders, William F.
   c/o Xerox Corporation
   100 First Stamford Place, Suite 402
   Stamford, CT  06904-2340
   USA
2. Issuer Name and Ticker or Trading Symbol
   Tellabs, Inc.
   TLAB
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   May, 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |      |    | |                  |   |           |8,000 (1)          |D     |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Stock Options (Rights |$54.7032|4/30/|A   |V|12,000     |A  |10/30|4/30/|Common Stock|12,000 |       |            |   |            |
to Buy) (2)           |        |99   |    | |           |   |/99  |04   |            |       |       |            |   |            |
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Stock Options (Rights |$8.5000 |     |    | |           |   |     |     |Common Stock|24,000 |       |            |   |            |
to Buy) (3)           |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Stock Options (Rights |$13.8125|     |    | |           |   |     |     |Common Stock|24,000 |       |            |   |            |
to Buy) (3)           |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Stock Options (Rights |$19.9375|     |    | |           |   |     |     |Common Stock|12,000 |       |            |   |            |
to Buy) (3)           |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Stock Options (Rights |$35.4375|     |    | |           |   |     |     |Common Stock|12,000 |       |84,000 (1)  |D  |            |
to Buy) (3)           |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) The end of period holdings have been modified to reflect the effect of the 2-for-1 stock split effective May 17, 1999.
(2) These stock options, originally granted as options for 6,000 shares at a per share exercise price of $109.4063, have been adjusted to reflect the 2-for-1 stock split effective May 17,
1999.
(3) These stock options were previously reported as options for 12,000, 12,000, 6,000 and 6,000 shares, respectively, at per share prices of $17.00,
$27.625, $39.875 and $70.875, respectively, each as adjusted for all prior stock splits and other transactions and have been further adjusted to reflect the 2-for-1 stock split effective May 17,
1999.
SIGNATURE OF REPORTING PERSON
/s/ William F. Souders